Form 4
Statement of changes in beneficial ownership.

1.  Name and address of reporting person:
    Raymond J. Kulla
    1536 Beech Street
    Terre Haute,  IN  47804

2.  Issuer name and ticker or trading symbol:
    General Housewares Corp.  (GHW)

4.  Statement for month/year:
    August 1998

6.  Relationship of reporting person to issuer:
    Officer - Vice President and Corporate Secretary

TABLE I

1.  Title of security:
    Common Stock

2.  Transaction date:
    August 5, 1998

3.  Transaction code:
    (A)

4.  Securities acquired (A) or Disposed of (D):
    20,000*     A

* Restricted stock certificate issued for no cash consideration pursuant to Issuer's 1997 Key Employees' Incentive Stock Plan approved by stockholders. The acquisition of the stock is exempt pursuant to Rule 16b-3. The restricted period shall end with respect to specified numbers of shares on or before January 1, 2002.

5.  Amount of securities beneficially owned at end of month:
     23,000 (D)  Price *

6.  Ownership form:  Direct (D) or Indirect (I):
    D

7.  Nature of Indirect Beneficial Ownership
    N/A

TABLE II

1.  Title of Derivative Security
    Option (Right to Buy)

9.  Number of Derivative Securities Beneficially Owned at End of Month
    18,000

/s/   Raymond J. Kulla
Date: September 9, 1998
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